

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 2, 2008

Mr. Frank A. Lang
Chairman, President and CEO
Cream Minerals Ltd.
570 Granville Street, Suite 1400
Vancouver, B.C., Canada V6C 3P1

> **Re:** **Cream Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **Filed October 2, 2007**
> **File No. 0-29870**

Dear Mr. Lang:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant